Anglo Swiss Resources Inc.

#309 - 837 West Hastings Street

Vancouver, B.C.  V6C 3N6

Tel: 604-683-0484   Fax: 604-683-7497

February 12, 2007

Tracie Towner

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE: Anglo Swiss Resources Inc.’s Form 20F for the fiscal year ended December 31, 2005

In response to your letter dated February 2, 2007 please find our proposed revisions to the Form 20F with changes made as per your comments.

Exhibits Item 19

1. Revised.

Certifications, page 84

2. Revised

Financial Statements

Note 12 – Material Differences Between Canadian and United States Generally Accepted Accounting Principles, page F-19

The equipment referred to in note 5 is plant and equipment relating to our Kenville mine, which has been in care and maintenance mode since 1997.  Our stated policy is to depreciate this equipment based on its use in the productive process rather than over the passage of time.  Since these assets were not used in the productive process in 2003, 2004 and 2005, no depreciation charge was recorded in those years as indicated in our financial statements.

In our view, these assets are still in suitable condition to be employed in the event of the re-start of the Kenville mine, which is one of the company's objectives. The mining assets in question include surface facilities, mill building, assay laboratory, maintenance and repair shop and the mine manager’s residence. The equipment on site is extensive with most of the required ancillary equipment necessary to operate an underground mine such as ore cars, coarse ore bins, jaw and cone crushers and the milling circuit.

Because these mining assets have not been in use for some time we perform annual impairment assessments in accordance with CICA 3063 and FAS 144. As a result of these assessments, no impairment was found to exist.

The Company acknowledges the following:

-   the Company is responsible for the adequacy and accuracy of the disclosure with respect to the filing of this Form 20F;

-   any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call us at our Vancouver office at 604-683-0484 if you require further information with respect to this filing, as we will electronically file the Form 20F upon receiving your approval of the revisions.

Yours truly,

(s) “Chris Robbins”
Vice President

Anglo Swiss Resources Inc.